Exhibit 21.1

List of Subsidiaries of Azure Midstream Partners, LP

as of December 31, 2015

1.	Marlin Midstream, LLC
2.	Marlin Logistics, LLC
3.	Azure ETG, LLC
4.	Marlin Midstream Finance Corporation
5.	Murvaul Gas Gathering, LLC
6.	Marlin G & P I, LLC
7.	Turkey Creek Pipeline, LLC
8.	Azure TGG, LLC
9.	Azure Holdings GP, LLC
10.	Talco Midstream Assets, Ltd.